Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-180300-03
July 30, 2012

$200,000,000

FLOATING RATE SENIOR NOTES DUE 2014

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse AG, acting through its New York Branch
Note type:	Floating Rate Senior Notes
Minimum denomination:	$250,000 / 1,000
Trade date:	JULY 27, 2012
Settlement date:	AUGUST 1, 2012
Maturity date:	AUGUST 1, 2014
Principal amount:	$200,000,000
Benchmark:	3-Month LIBOR (“3mL”)
Re-offer spread:	+80 bps
Re-offer yield to maturity:	3mL + 80bps
Coupon:	3mL + 80bps
Public offering price:	100.00%
Price to issuer:	99.90%
Underwriting Commission:	0.10%
Net proceeds to Issuer:	$199,800,000
Interest payment dates:	FEB 1, MAY 1, AUG 1, and NOV 1. First payment on NOV 1. Subject to modified following business day convention.
Interest reset dates:	Each interest payment date
Interest determination dates:	Two London Business Days prior to each Interest Reset Date
Day count:	Actual/360
CUSIP:	22546QAJ6
ISIN:	US22546QAJ67
Sole bookrunner:	Credit Suisse Securities (USA) LLC

The issuer has filed a registration statement, including a prospectus, a prospectus supplement, and a preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037